# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Franklin BSP Lending Fund, CIK 0002063946
CUSIP: 35243L502
Title of class of securities: Class R6 Shares
Address of issuer's principal executive offices: C/O FRANKLIN TEMPLETON, 280 PARK AVENUE, New York, New York (NY), 10017
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas Merchant, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- FRANKLIN RESOURCES INC (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 30,396,832; shared voting power 0; sole dispositive power 30,396,832; shared dispositive power 0; aggregate amount beneficially owned 30,396,832 (100% of the class)
- JOHNSON CHARLES B (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JOHNSON RUPERT H JR (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FRANKLIN ADVISERS INC (CIK 0000898420): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 30,386,832; shared voting power 0; sole dispositive power 30,386,832; shared dispositive power 0; aggregate amount beneficially owned 30,386,832 (99.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class R6 Shares
Name of issuer: Franklin BSP Lending Fund
Address of issuer's principal executive offices: C/O FRANKLIN TEMPLETON, 280 PARK AVENUE, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Franklin Resources, Inc., a Delaware corporation ("FRI"), Charles
B. Johnson ("C. Johnson"), Rupert H. Johnson, Jr. ("R. Johnson, Jr."), and Franklin Advisers, Inc., a
California corporation ("FAV", and together with FRI, C. Johnson and R. Johnson, Jr., the "Reporting
Persons"). FAV is a direct wholly-owned subsidiary of FRI. C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an
Executive Consultant to FRI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address:
The address of the principal business office of each of the Reporting Persons is One Franklin Parkway,
San Mateo, California 94403-1906. The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment:
The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of FAV is investment management. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit
C.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting
Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting
Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc.: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA
Franklin Advisers, Inc.: California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:
BSP Fund Holdco (Debt Strategy) L.P.("Holdco"), a wholly-owned subsidiary of FRI, acquired 10,000 Class R6 shares,
("Shares") on June 6, 2025, using its own working capital, for a purchase price of $100,000.00.

FAV is the investment adviser to various funds which acquired a total of 21,672,984 Shares, of which 5,330,000 Shares were acquired on August 7, 2025, 3,282,026 were aquired September 8, 2025, 3,461,918.89 were acquired October 9 ,2025, 4,459,861.25 were acquired November 13, 2025, 3,960,396.04 were acquired December 16, 2025 and 1,178,781.93 were acquired on January 26, 2026. Such Shares were acquired, using their own working capital, for an aggregate purchase price of approximately $218,350,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Holdco acquired the Shares for investment and to support the Issuer in its investment strategy. The various funds of which FAV is the investment adviser acquired the Shares for investment purposes.

Except as described above, none of the investment management subsidiaries of FRI, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 30,396,832 or 100.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 10,000
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 30,386,832

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 10,000
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 30,386,832

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days:
The purchases of Shares described below were made directly from the Issuer in private non-exchange traded transactions:

Date of Transactions Number of Shares Price Per Share in USD
01/26/2026 1,178,782 10.18
02/24/2026 2,904,616 10.15
02/25/2026 2,904,616 10.15
02/26/2026 2,904,616 10.15
Other persons with the right to receive dividends or sale proceeds:
The clients of FRI's investment management subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

Franklin Global Allocation Fund, a series of Franklin Fund Allocator Series, an investment company registered under the Investment Company Act of 1940, has an interest in 7,017,508 shares, or 23.1%, of the class of securities reported herein.

Franklin Conservative Allocation Fund, a series of Franklin Fund Allocator Series, an investment company registered under the Investment Company Act of 1940, has an interest in 2,134,276 shares, or 7.0%, of the class of securities reported herein.

Franklin Moderate Allocation Fund, a series of Franklin Fund Allocator Series, an investment company registered under the Investment Company Act of 1940, has an interest in 4,218,700 shares, or 13.9%, of the class of securities reported herein.

Franklin Growth Allocation Fund, a series of Franklin Fund Allocator Series, an investment company registered under the Investment Company Act of 1940, has an interest in 3,701,989 shares, or 12.2%, of the class of securities reported herein.

Franklin Multi-Asset Growth Fund, a series of Legg Mason Partners Investment Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 2,282,783 shares, or 7.5%, of the class of securities reported herein.

Putnam Retirement Advantage Plus Maturity Fund, a series of Putnam Target Date Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 2,484,541 shares, or 8.2%, of the class of securities reported herein.

Putnam Retirement Advantage Plus 2030 Fund, a series of Putnam Target Date Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 2,011,067 shares, or 6.6%, of the class of securities reported herein.

Putnam Retirement Advantage Plus 2035 Fund, a series of Putnam Target Date Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 1,572,611 shares, or 5.2%, of the class of securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FRI and FAV (EX-1)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisers, Inc.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13DAssistant Secretary of Franklin Advisers, Inc.

Acknowledgment
Franklin Fund Allocator Series on behalf of Franklin Global Allocation Fund, Franklin Conservative Allocation Fund, Franklin Moderate Allocation Fund, Franklin Growth Allocation Fund

By:/s/TARA GORMEL
Tara Gormel
Vice President and Assistant Secretary of Franklin Fund Allocator Series

Legg Mason Partners Investment Trust on behalf of Franklin Multi-Asset Growth Fund

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Senior Vice President of Legg Mason Partners Investment Trust

Putnam Target Date Funds on behalf of Putnam Retirement Advantage Plus Maturity Fund, Putnam Retirement Advantage Plus 2030 Fund, and Putnam Retirement Advantage Plus 2035 Fund

By:/s/JAMES F. CLARK
James F. Clark
Vice President and Chief Compliance Officer of Putnam Target Date Funds

Exhibit B: Item 5 Ownership
FRI is filing this report for itself and its affiliates, except as set forth herein. FRI and its investment management subsidiaries may be deemed to beneficially own the Shares for which such investment management subsidiaries are the investment adviser for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). In addition, FAV may be deemed to beneficially own the Shares in its capacity as the investment adviser to various managed funds holding securities, pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FRI. FRI (other than with respect to shares held by Holdco), FAV, and the Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, FAV, and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- FRANKLIN RESOURCES INC: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (03/09/2026)
- JOHNSON CHARLES B: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G (03/09/2026)
- JOHNSON RUPERT H JR: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule13G (03/09/2026)
- FRANKLIN ADVISERS INC: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Advisers, Inc. (03/09/2026)
Comment: LIMITED POWER OF ATTORNEY FOR SECTION 13 AND 16
REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes andappoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C. Merchant, Kimberly H.Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawfulattorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place andstead of the undersigned to: 1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the UnitedStates Securities and Exchange Commission and any national securities exchanges relating to FranklinResources, Inc. (FRI) and/or any registered closed-end company to which an affiliate of FRI is an investmentadviser (each, a Reporting Entity), as considered necessary or advisable under Regulation S-T and Sections13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, asamended from time to time (the Exchange Act); and 2. seek or obtain, as the undersigned's representative and onthe undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person,including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes anysuch person to release any such information to the undersigned and approves and ratifies any such release ofinformation; and 3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary ordesirable for and on behalf of the undersigned in connection with the foregoing. The undersigned acknowledgesthat: 1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in theirdiscretion on information provided to such attorney-in-fact without independent verification of such information; 2.any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable; 3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and 4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act. The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney- in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of
Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith. This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact. IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.
/s/CHARLES B. JOHNSON
Signature
Charles B. Johnson
Print Name

LIMITED POWER OF ATTORNEY FOR
SECTION 13 AND 16 REPORTING OBLIGATIONS
Know all by these presents, that the undersigned hereby
makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C.
Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to: 1. prepare, execute, acknowledge, deliver and file Forms
ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (FRI) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a Reporting Entity), as considered necessary or advisable under
Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the Exchange Act); and 2. seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and 3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing. The undersigned acknowledges that: 1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information; 2. any documents prepared and/or executed by any such attorneyin-
fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable; 3.
none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and 4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act. The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney- in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith. This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact. IN WITNESS
WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of
December, 2023
/s/RUPERT H. JOHNSON, JR.
Signature
Rupert H. Johnson, Jr.
Print Name